[Letterhead of Latham & Watkins LLP]

January 18, 2006

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Owen J. Pinkerton
Geoffrey Ossias
Linda Van Doorn
Matthew Maulbeck

Re:	Host Marriott Corporation (“Host” or the “Registrant”)
Registration Statement on Form S-4
Filed December 9, 2005
File No. 333-130249

Current Report on Form 8-K
Filed December 9, 2005
File No. 001-14625

Annual Report on Form 10-K
Filed March 1, 2005
File No. 001-14625

Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”)
Starwood Hotels & Resorts (“Starwood Trust”)
Annual Report on Form 10-K
Filed March 4, 2005
File No. 333-73069

Dear Ms. Van Doorn and Messrs. Pinkerton, Ossias and Maulbeck:

On behalf of Host, Starwood and Starwood Trust, we are submitting this letter in response to the Staff’s comments concerning the S-4 and the other SEC reports referenced above as set forth in its letter dated January 6, 2006 (the “Comment Letter”), contemporaneously with the Registrant’s filing of Amendment No. 1 to the S-4. Enclosed please find five clean copies and five marked copies of Amendment No. 1 to the S-4 as filed.

The responses to the Staff’s comments relating to the S-4 have been prepared based on information provided to us by Host, Starwood, Starwood Trust and Sidley Austin LLP, counsel to Starwood and Starwood Trust, Goldman, Sachs & Co. and Bear Stearns & Co. Inc. and their respective counsel. The responses to the Staff’s comments relating to Host’s SEC reports have been prepared by us based on information provided to us by Host. Finally, the

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responses to the Staff’s comments relating to Starwood’s and Starwood Trust’s SEC filings have been prepared by Starwood and its counsel and provided to us for inclusion in this response letter.

For the convenience of the Staff, we have repeated each of the Staff’s comments concerning the S-4, the Registrant’s periodic and current reports and Starwood’s and Starwood Trust’s periodic reports in italics immediately above the responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the S-4 or the relevant periodic or current report to which the comment relates.

The responses to the Staff’s comments set forth in the Comment Letter are as follows:

Host Marriott Corporation Form S-4

General

1.	We note that numerous terms of the master agreement give rise to rights by either party to defer or exclude properties from this transaction, including terms related to subsequent financial performance and the need for shareholder consents and regulatory approvals not yet obtained. Please tell us whether you plan to or why you should not be required to re-solicit your shareholders in the event that the price or asset mix of the proposed transaction were to change materially following the date of your anticipated vote.

Any material changes in the price or asset mix prior to the vote of Host’s stockholders will be disclosed in the proxy statement/prospectus, or after the registration statement is effective in a supplement thereto. The Registrant confirms that, if, following the Registrant’s shareholder vote, hotels were excluded from the initial closing such that the price or asset mix of the proposed transaction changed materially, the Registrant would re-solicit its shareholders.

2.	Please provide us with a copy of the transcript of your November 14, 2005 conference call discussing the proposed transaction and tell us why you did not file it with the Commission.

Under separate cover, Latham & Watkins LLP, on behalf of the Registrant, has supplementally provided to the Staff on a confidential basis a copy of the transcript of the Registrant’s November 14, 2005 conference call discussing the proposed transaction. The Registrant did not file this transcript because the call, itself, was not made available after its completion. See Division of Corporation Finance, Securities and Exchange Commission, Third Supplement to Manual of Publicly Available Telephone Interpretations: Regulation M-A, Filing of Written Information, Question 2 (July 2001).

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3.	Please provide us with a copy of the “board book” or similar documentation provided to the board and your management to consider the proposed transaction. Such materials should include the presentations made by the financial advisors.

Under separate cover, Sullivan & Cromwell LLP has, on behalf of Goldman Sachs and the Registrant, supplementally provided to the Staff on a confidential basis Goldman Sachs’s presentation materials provided to the board on November 13, 2005.

4.	We note that you have incorporated from your Form 8-K filed December 9, 2005 information relevant to your discussion of tax consequences beginning on page 101. We further note that this report contains risk factor information that is specific to this transaction. Please tell us why it is appropriate to incorporate transaction-specific disclosure from prior filings or revise your prospectus/proxy statement to include this information.

The Registrant has revised the disclosure to include the risk factors (see pages 25 to 39) and the material federal income tax considerations (see pages 120 to 148). The Registrant intends to file an amended 8-K promptly upon the effectiveness of the S-4, which shall include all changes to the risk factors and tax disclosure that were made in the S-4.

5.	We note that you have not included disclosure responsive to Item 18(a)(5)(i) of Form S-4. Please confirm that the directors and officers of neither you nor Starwood have interests that may require disclosure pursuant to this item, including, without limitation, bonuses tied to the successful completion of this transaction.

Response from the Registrant

The Registrant confirms that officers and directors of Host do not have interests that require disclosure pursuant to Item 18(a)(5)(i) of Form S-4. As previously disclosed in the Registrant’s Proxy Statement and in its Current Report on Form 8-K dated February 17, 2005, Host has a long term restricted stock program and an annual cash bonus incentive program. Criteria for vesting on the restricted stock (other than the time-based portion of awards) are based on achieving financial performance measures established by the Compensation Policy Committee. Criteria for the 2005 annual cash bonus are both corporate financial performance measures and satisfaction of individual objectives, which were established for individual officers by the Compensation Policy Committee in February 2005. None were tied to this specific transaction.

The Registrant’s Compensation Policy Committee is scheduled to meet in February 2006 to determine whether the criteria for the annual cash bonus incentive program and the long term restricted program have been satisfied and to establish a new compensation program for the period 2006-2008, which may

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include a cash bonus incentive plan and long term restricted stock for senior management. While this meeting is not tied to the pending transaction, the Committee may determine that under a new program, bonus plan objectives or restricted stock vesting criteria could be based in part on completion or integration of the transaction. The Registrant would disclose in a current report on Form 8-K appropriate summaries of these objectives or criteria once the Committee determines them.

Response from Starwood

Except as noted below, no executive officers or directors of Starwood have interests that may require disclosure pursuant to Item 18(a)(5)(i) of Form S-4. No bonuses will be paid to any executive officers or directors of Starwood upon successful completion of the transaction.

As provided under “Material Terms of the Principal Transaction Agreements—Consideration—REIT Merger Consideration—Equity Awards”, immediately prior to the effective time of the REIT merger and in connection with the de-pairing of the shares of Starwood Trust and Starwood in accordance with the applicable equity plans, Starwood will cause all options, rights to receive restricted shares and other equity awards with respect to shares in Starwood Trust to be converted into rights to receive Starwood common stock only. In addition, immediately prior to the effective time of the REIT merger and in connection with the de-pairing of the shares of Starwood Trust and Starwood, each Class B share of Starwood Trust subject to vesting and/or other transfer restrictions will be converted into an award with respect to Starwood common stock only in accordance with the applicable equity plan and/or the terms of the award agreement evidencing such restricted stock. Starwood intends to adjust outstanding options, restricted shares and other equity awards using the intrinsic value method which will maintain the aggregate “spread” of the option awards and the aggregate market price for share awards held by the plan participant immediately before and after the de-pairing and not to provide any additional benefit. Starwood will not be accelerating the vesting of any options, restricted shares or other equity awards of any executive officer or director in connection with the transaction. Starwood believes that the current disclosure regarding the adjustments to be made to its equity awards contained in the Form S-4 is adequate and that no additional disclosure is appropriate pursuant to Item 18(a)(5)(i) of Form S-4 since the proposed adjustments to options, restricted shares and other equity awards do not represent “substantial interests” of an executive officer or a director in a matter to be acted upon as contemplated by Item 5(a) or Regulation 14A.

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Forepart of Registration Statement

6.	In note 4 to your fee table, please describe briefly the rights associated with the Series A Junior Participating Preferred stock.

The Registrant has revised the fee table of the registration statement to include the requested description.

7.	Please briefly explain what an “RP Unit” is with respect to SLT Realty L.P.

The Registrant has revised the front cover page to include the requested explanation.

Outside Front Cover Page of Prospectus

8.	Please revise to disclose the vote required to approve the transaction.

The Registrant has revised the front cover page to include the requested disclosure.

Questions and Answers About Voting Procedures for the Host Special Meeting

9.	The information in this section appears merely to repeat information, contained in the summary. Please revise to eliminate the overlap or omit the section entirely.

In response to the Staff’s comments, the Registrant has deleted the three Q&A with respect to appraisal rights, required vote and board recommendation. The Registrant believes that the remaining information in this section provides procedural information not replicated in the summary and not customarily included in the summary section.

Summary, page 1

10.	Please limit your reliance on cross-references in the Summary and Risk Factors section.

The Registrant has reviewed the Summary and Risk Factors sections and eliminated its use of cross-references wherever practical.

11.	Where relevant, please provide a summary of the other key aspects of the transaction, including the license and management agreements related to the properties to be transferred to you and any agreements related to development and conversion of properties currently held by you.

The Registrant has revised the disclosure on page 9 to included the requested summary.

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12.	Where relevant, please discuss, from page 84, the fee you would be required to pay in the event that shareholders do not vote in favor of this transaction. Also, please discuss briefly, from page 85, the transfer taxes and transaction costs that you may be liable for and the limitations on indemnification described on pages 87-88.

The Registrant has revised the document on page 6 to clarify the fact that there is no fee payable by the Registrant, other than the reimbursement of Starwood for up to $20 million of its transaction-related expenses, payable in the event that shareholders do not vote in favor of the transaction. In addition, the Registrant has added the disclosure requested by the Staff on page 7 to describe the limitations on indemnification and on page 9 to summarize the transfer taxes and transaction costs payable in connection with the closing transactions.

13.	We note, from page 105, that you have not yet determined the purchase price related to each asset in the event that you need to make adjustments to the consideration to be paid. Please indicate when you expect to determine the purchase price of each asset and amend your disclosure accordingly.

Host and Starwood agreed to a purchase price for each individual property prior to executing the master agreement. The Registrant is in the beginning stages of determining the fair value allocation of that agreed-upon amount to the specific assets and liabilities of each individual property. The disclosure has been revised on page 151 to clarify this item.

The Transactions, page 2

Consideration for the Transactions, page 2

14.	Please discuss the additional consideration to be paid by Host in the form of preferred stock, the number of such shares you expect to issue and the rights associated with them.

The Registrant has revised the disclosure on page 3 to describe the Registrant’s preferred stock purchase rights. No preferred stock is being issued by the Registrant as consideration in the transactions.

Ownership of Host After the Transactions, page 3

15.	Please identify the creation of any individual interests following the transaction that may amount to 5% or more of your outstanding shares, and quantify those interests.

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The Registrant is not aware of any Starwood Trust shareholder that will become the holder of 5% or more of the Registrant’s outstanding shares of common stock as a result of the transactions. According to Starwood’s SEC reports, there are three shareholders who own more than 5% of the outstanding paired shares of Starwood and Starwood Trust. One such shareholder (Stichting Pensioenfonds ABP) currently owns greater than 5% of Host’s outstanding common shares, but such ownership percentage will be reduced as a result of the transactions (because Stichting owns a lower percentage of Starwood than of the Registrant). The Registrant does not know how much, if any, Host common stock is owned by the other two significant Starwood Trust shareholders, but they will not become 5% shareholders of Host as a result of the transactions unless they own sufficient Host common stock such that the receipt of more than 5% of the Host common stock issued in the transactions causes their Host ownership to exceed 5%.

Opinion of Host Financial Advisors., page 3

16.	Please disclose whether your advisor would be paid a fee in the event the transaction were to terminate. If not—or if the fee would be significantly less than the fee upon consummation—please discuss the resulting conflict of interest here and in the Risk Factors section. We have the same comment with respect to your discussion on page 4 of the opinion rendered by Starwood’s advisor.

The Registrant has revised the disclosure on pages 4, 68 and 73 to address whether its and Starwood’s respective advisors would be paid a fee in the event the transaction were to terminate.

Each of the fee arrangements between (i) the Registrant and Goldman Sachs and (ii) Starwood and Bear Stearns is customary for transactions of this nature. The proxy statement/prospectus contains a summary of the material aspects of these fee arrangements, including the fact that the fee to be paid to Goldman Sachs is contingent upon closing of the transaction (except that a fee is payable to Goldman Sachs if the Registrant receives a termination fee from Starwood). The Court of Chancery in Delaware recently held that contingent fee agreements are proper for a large investment bank.1 The court specifically expressed its doubt that a large investment bank with “serious reputational interests at stake” would advise its client in such a manner as to maximize its fee.2 As a result, the Registrant and Starwood do not believe any additional disclosure with respect to perceived conflicts of interest is appropriate.

1 In re Toys “R” Us, Inc. Shareholder Litig., 877 A.2d 975, 1005 (Del. Ch. 2005) (holding that there was no basis to conclude the potential fees to be paid to Credit Suisse First Boston in any way influenced Credit Suisse First Boston’s advice to the company’s board of directors on the proposed transaction).

2 Id.

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Deferral of Hotels..., page 6

17.	Please summarize the deferral and exclusion terms—including which hotels are subject to deferral or exclusion—to discuss how the transaction could materially change following the shareholder vote.

The Registrant has added disclosure to the “Deferral of Hotels” summary beginning on page 6, including a description of the specific exclusion and deferral terms and the potential for a deferral with respect to the Westin Europa & Regina, which is the only hotel for which the Registrant currently anticipates a probable risk of deferral.

Financing for the Transactions..., page 8

18.	Please be more specific as to the financing assumptions, including the amounts you expect to raise through a sale of certain of your current assets, sale of assets to be acquired from Starwood, and the incurrence of new debt. Also, please quantify the bridge loan and explain briefly why it would be necessary to increase this loan in the event that the Sheraton bondholders do not approve the proposed restructuring.

The Registrant has revised the disclosure on page 10.

Summary Selected Historical Financial Data, page 9

Selected Unaudited Pro Forma Financial Data, page 12

19.	Please provide footnotes explaining how the information presented reflects aspects of the proposed transaction not evident from historical financials, such as revenue associated with assets being transferred to you that are not included in Starwood Trust, the intended sale of certain assets, and the incurrence of new debt.

The Registrant has added a footnote to the disclosure on page 15.

Risk Factors, page 17

20.	To the extent material, please revise to include discussion of risk related to:

•	dilution caused by the issuance of new shares and the impact of potential share sales following the close of the transaction;

•	the terms of any leases to which the hotels you may acquire may be subject; and

•	control that may be exercised over you by Starwood or its affiliates as a result of shares being issued in this transaction.

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The Registrant has revised the disclosure on pages 27 and 35 by adding two risk factors from the Form 8-K dated December 9, 2005 related to dilution and its ground leases. These risk factors were further revised to reflect additional transaction risks related to dilution caused by the issuance of new shares and the impact of potential share sales following the close of the transaction and the terms of any leases to which the hotels it may acquire may be subject. However, the Registrant has not added a risk factor related to “control that may be exercised over it by Starwood or its affiliates as a result of shares being issued in the transaction” because it does not believe that this represents a material risk. Based on Starwood’s SEC filings, neither Starwood nor any of its affiliates will exercise control over the Registrant as a result of the proposed transactions (see the Registrant’s response to comment 15). In addition, as described on page 78, based on the number of Class B shares currently outstanding, the Registrant does not believe that any shares will be issued to Starwood or its subsidiaries.

The consummation of the transactions will expand..., page 24

21.	Please clarify whether you have any current operations in the new markets noted under this heading and revise your disclosure regarding the fact that you “may have” limited knowledge and understanding of the local economies accordingly.

The Registrant has revised the disclosure on page 24 by (1) clarifying that the Registrant “is not currently involved” in the new markets and (2) replacing “may have” with “has”, when referring to the Registrant’s limited knowledge and understanding of the new markets.

The Transactions, page 32

22.	Where relevant, please revise your discussion of the transactions to:

•	disclose which hotels are held by each Starwood entity that you intend to acquire in the transactions described on pages 33 and 34;

•	describe the assets that you intend to dispose of in four like-kind exchanges and the hotels you expect to receive;

•	describe in more detail the interests held by SLT Realty; and

•	describe in more detail the assets to be acquired from SLC Operating LP, including the hotels being transferred to you that receive their working capital from this pool.

The Registrant has revised the disclosure on pages 47 and 48 to include the requested revisions.

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Structure of the Transactions, page 32

23.	Please revise your description on page 34 to make it clear what equity interests Starwood intends to redeem prior to the close of this transaction and what assets will be removed from the entities to be acquired by you.

The Registrant has revised the disclosure on page 48.

24.	Please indicate when you expect to receive consents from the unit holders of SLT Realty to complete the SLT merger.

Starwood holds a majority of the outstanding units of SLT Realty Limited Partnership (“SLT Realty”) and is able to approve the SLT merger without the consent of any other SLT Realty unit holders. Starwood will provide its written consent approving the SLT merger prior to the closing of the transactions.

Class A RP units of SLT Realty will be converted into and become exchangeable for a cash amount if a majority of the outstanding Class A RP unit holders consent to being converted into cash in the SLT merger. If such consent is not obtained prior to the SLT merger, each Class A RP unit will remain outstanding after the SLT merger and its terms, rights and obligations will not be amended or modified in any respect by virtue of the SLT merger. As of the date of this letter, a third party holds a majority of the outstanding Class A RP units and such Class A RP unit holder owns voting interests sufficient to determine whether the Class A RP units will be converted into cash in the SLT merger.

25.	Please expand your disclosure to discuss the “private REITs” to be created by Host in order to maintain its REIT qualification and to satisfy debt requirements.

The Registrant has revised the disclosure to identify the entities previously referred to as “private REITs” and to make clear that these entities are being acquired in the transaction rather than being created post-transaction. The Registrant has also expanded the disclosure to reference the contemplated post-closing offerings of preferred stock by SHC and six subsidiary REITs identified as foreign currency REITs of Host Marriott, L.P. or SHC, which will be undertaken to maintain Host’s status as a REIT under the Internal Revenue Code (see page 48).

Consideration for the Transactions, page 34

26.	On page 35, please explain briefly how adjustments to the amounts to be received directly by Starwood (as a result of increases or decreases in the number of Starwood Trust Class B shares outstanding upon close) would be allocated to the purchase price of the remaining properties.

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Changes in the number of Starwood Trust Class B shares outstanding do not affect the allocation of the purchase price to any properties. Rather, they merely determine how much of the aggregate purchase price is paid to public shareholders instead of Starwood itself as the sole holder (through a wholly owned subsidiary) of Class A shares – because the Class A shares are, by virtue of the terms of the Amended and Restated Declaration of Trust of Starwood Trust, entitled to the remainder of the merger consideration after issuance of the fixed per-share merger consideration to holders of Class B shares (see page 49). In response to this comment, the Registrant has inserted two parentheticals on page 49 to clarify that, as the number of Class B shares outstanding changes, the resulting changes in consideration payable to Starwood are in respect of its Class A shares in Starwood Trust.

27.	Please discuss Starwood’s share repurchase program in more detail, including when it was announced, when it is set to expire and the price offered.

The Registrant has revised the disclosure on pages 49-50. Starwood has reported that Starwood does not have a formal share repurchase program, but instead Starwood’s board of directors has authorized the repurchase of up to $1.3 billion of paired shares as of October 2005 (which, at current prices, would include less than 10% of the outstanding Class B shares). Starwood’s board of directors has not set a time at which the authorization will expire or prices at which paired shares will be repurchased. Starwood will report its share repurchases as required by Part II, Item 5(c) of Form 10-K and Part II, Item 2(c) of Form 10-Q. Starwood has advised the Registrant that it did not engage in any such share repurchases in calendar year 2005 prior to the announcement of the transactions.

28.	We refer to the table on page 36 that shows the total consideration to be paid in the transactions based on the market price of the Host common stock. Please revise to include a higher range. We note that the table only shows scenarios up to $19.00 per common share, and that the closing market price on January 5, 2006 was $18.99. Please revise to indicate additional scenarios if the market price increases beyond $19.00.

The Registrant has revised the table on page 50.

Background of the Transactions, page 36

29.	On page 40, please identify the third parties with whom you entered confidentiality agreements and explain their role in the process.

The Registrant has revised page 55 to include the requested disclosure regarding confidentiality agreements entered between Starwood and other third parties. Starwood has not provided the Registrant with the names of these third parties because it does not believe that the identities of such third parties are material. However, Starwood has provided additional information with respect to the types of third parties that entered into such confidentiality agreements and their role in the process.

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30.	Based on your disclosure on page 54, that Bear Stearns considered “interest from various third parties regarding a transaction” with Starwood, it appears that third party offers may have been received. If so, please summarize the terms of those offers and disclose why they were abandoned.

The Registrant has revised the disclosure on page 57.

Recommendation of Host’s Board of Directors..., page 43

Enhanced Company Profile, page 44

31.	Please provide us with support for your statement that Host, following the proposed acquisitions, will be the largest lodging company in the U.S. and the sixth-largest public REIT. In addition, please disclose the measurement you are using in arriving at these conclusions.

Attached at tab 1 to this response letter is the requested support for the Registrant’s statement that following the proposed transactions, the Registrant will be the largest lodging company in the U.S. and the sixth largest public REIT. The Registrant has revised the disclosure on page 58 to state that the measurement is based on total enterprise value.

The Registrant notes to the Staff that since the date of the initial S-4 filing, a large transaction in the lodging industry was announced and, as a result, the statement in question has been modified to state that the Registrant will be “one of the largest lodging companies in the U.S. and the sixth largest public REIT.”

Financial Considerations, page 44

32.	Please revise this section to provide specific financial projections in bullet points 1, 2 and 4 and the replacement cost in bullet point 3. With respect to non-GAAP projections, please provide the disclosure, including cautionary language and reconciliation to pro forma GAAP financials, as required by Item 10(e) of Regulation S-K.

The Registrant has revised the document on pages 58 and 59 to (1) clarify that the factor relevant to the board’s decision was that the forecast 2006 EBITDA multiple for the portfolio was less than the forecast 2006 EBITDA multiple for Host, (2) clarify that the discount of purchase price to replacement cost was 25-30% and (3) indicate the approximate amount by which Host’s projected internal rate of return for the portfolio exceeded its weighted average cost of capital.

With respect to the specific financial projections requested in bullet points 1, 2 and 4, the Registrant respectively submits that the material factor in the board decision was, rather than the specific forecasts, the relationship of each forecast to the applicable benchmark, i.e. whether or not the transaction was accretive to FFO per share, whether or not the EBITDA multiple for the portfolio was less than the

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EBITDA multiple for Host, and whether or not the projected internal rate of return exceeded the weighted average cost of capital. Moreover, as disclosed in the supplementally provided board materials, some of the specific projections were reviewed under various financing assumptions and changed during the board’s review of the transactions due to modifications in the transactions described in the proxy statement/prospectus, including the exclusion of one hotel originally contemplated to be part of the deal. While the specific projections changed depending on the financing assumptions used, and after accounting for the excluded hotel, the material factors, as stated in the three applicable bullet points of the proxy statement/prospectus, remained the same. Under separate cover, Latham & Watkins LLP, on behalf of the Registrant, has supplementally provided to the Staff on a confidential basis materials presented to the board by the Registrant’s management on October 23, 2005.

With respect to the comparison of internal rate of return to weighted average cost of capital, the Registrant also believes that this information is competitively sensitive and for this reason does not, and it is not industry practice to, disclose this information.

Additional Considerations, page 44

33.	On page 45, please discuss, to the extent relevant, any consideration by your board of issues related to the incurrence of new debt, dilution, your long term reliance on Starwood as manager of the properties to be acquired, control issues, future sales of your shares by former Starwood Trust shareholders, and the pro forma decrease in earnings per share (on a GAAP basis). Also, please remove the reference in the last bullet point on page 45 to “various other applicable risks.” All material negative factors considered by your board should be described here.

The Registrant has deleted the reference on page 45 to “various other applicable risks.” Upon further review, the Registrant believes that all of the material negative factors considered by its board are already described in this section of the S-4.

Starwood’s Reasons for the Transactions, page 46

Negative Factors Considered by the Starwood Boards, page 47

34.	Please revise the last bullet point in this section to include any other material risks considered by Starwood.

The Registrant has revised the bullet points on page 62 to include all material risks considered by Starwood.

Opinion of Host Financial Advisors, page 48

35.	On page 52, please:

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•	quantify the compensation paid by you and your affiliates to Goldman Sachs in the last two years. Refer to Item 1015(b)(4) of Regulation M-A;

•	describe the compensation to be paid to Goldman Sachs as a result of the bridge loan and the expected refinancing of that loan (including origination and commitment fees); and

•	in the event the consideration falls outside of the range described here, please describe how the consideration paid to Goldman Sachs for its fairness opinion could change, if at all.

The Registrant has revised the disclosure on page 67. The Staff should note that Goldman Sachs is not being paid a separate fee for providing a fairness opinion in connection with this transaction.

36.	With respect to Bear Stearns, please describe, on pages 57 and 58, the past services it has provided to Starwood in detail and quantify aggregate compensation paid to it in the last two years. Also, please describe in more detail the fees to be received by Bear Stearns as part of this transaction and provide the additional disclosure required by Items 1015(b)(2) and (3) of Regulation M-A.

In response to the Staff’s comment, Starwood respectfully advises the Staff that Bear Stearns has not received any compensation from Starwood in the last two years for services rendered. The disclosure on pages 4 and 73 has been revised regarding the fees to be received by Bear Stearns as part of the transaction. With respect to the disclosure required by Items 1015(b)(2) and (3) of Regulation M-A, we direct the Staff to the second to last paragraph on page 52 of the initial S-4 filing (see page 73 of amended S-4).

Selected Companies Analysis, page 49

37.	Please explain the significance—from a fairness point of view—of the fact that your 2005 estimates ratios exceed the median 2005 ratios for compatible companies. Also, please explain why your advisors did not calculate your 2006 estimated ratios and what significance your advisors ascribed to the apparent comparison of your 2005 ratios to the 2006 estimated ratios for similar companies. In addition, please expand your disclosure to provide additional information on what the IBES estimates represent.

The Registrant has revised the disclosure on pages 64-65.

Earnings Accretion/Dilution Analysis, page 51

38.	Please revise to discuss in more detail how Goldman Sachs arrived at the estimates of FFO accretion and explain the significance of these figures to your investors.

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The Registrant has revised the disclosure on page 66.

Opinion of Starwood and Starwood Trust’s Financial Advisor, page 52

Summary of Analyses, page 54

39.	We note from page 55 that Bear Stearns did not, in making its valuation, ascribe any weight to the encumbrances on the properties to be transferred as a result of the license and management agreements to be entered into with Starwood. Please revise your disclosure to clarify why Bear Stearns did not take the encumbrances into account. Also, please indicate whether the analysis by Goldman Sachs takes encumbrances into account and, if not, provide similar disclosure.

With respect to Bear Stearns, the Registrant has revised the disclosure on page 70.

Payments under these agreements were included in the Registrant management’s projections as with all ordinary course payments to be made by the Registrant and, as a result, were considered in Goldman Sachs’s analysis.

Financing for the Transactions, page 58

Permanent Financing, page 58

40.	Please identify the sale assets and quantify how much you expect to get for each, including any assets you intend to acquire in this transaction.

The Registrant has revised the disclosure on page 74.

Bridge Loan Facility, page 58

41.	On page 59, please disclose the debt ceiling that you may not exceed by more than $400 million without reducing the amount outstanding under the bridge loan.

The Registrant has revised its summary of the bridge loan facility to disclose that it is a condition to the bridge loan facility that Host Marriott, L.P.’s pro forma total debt, as of September 9, 2005, not exceed $7.408 billion by more than $400 million, unless the bridge loan facility commitments are reduced by the amount of such debt in excess of $400 million (see page 74).

42.	Please identify the lender of your current revolving credit facility and indicate whether an amendment to the facility has been obtained permitting the bridge loans to share in the collateral securing the facility. We note your statement on page 58 that such amendment must be executed prior to the execution of the bridge loan facility.

The Registrant has revised the disclosure on page 74.

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Assumed Indebtedness, page 60

43.	In notes 1 and 2, briefly explain what you mean by “excess cash” and “excess cash flow,” respectively. In note 3, please explain how interest is calculated and when the rate is reset.

The Registrant has revised the disclosure on page 76 to amend footnotes 1, 2 and 3 to clarify the terms “excess cash” and “excess cash flow” and the terms of the interest rate agreement, respectively.

Restrictions on Sales of Shares of Host Common Stock..., page 61

Affiliates, page 61

44.	Please quantify the number of shares you expect to be held by affiliates and indicate whether there are any contractual agreements to file a resale registration statement covering these shares by any specific date.

The Registrant has revised the disclosure on page 78.

Registration Rights of Starwood, page 62

45.	Please disclose when you expect—or are required—to file a registration statement covering the resale of shares received by Starwood as a result of this transaction. In addition, please revise this section to include any other material provisions of the registration rights agreement that you intend to enter into with Starwood.

The Registrant has revised the disclosure on page 78.

Material Terms of the Principal Transaction Agreements, page 63

General, page 63

46.	Where relevant, please identify and describe briefly all other agreements entered into that are not included in the principal transaction agreements annexed to this prospectus/proxy statement.

The Registrant has revised the disclosure to identify and describe the material terms of the other agreements, including (i) on page 78, a description of the registration rights agreement, (ii) on page 99, a description of the financing cooperation indemnification agreement, (iii) on page 112, a reference to the corporate level agreement, which is reflected in the description of the terms of the operating agreements and license agreements, (iv) on page 114, a description of the compensating balance agreement, (v) on page 115, a description of the growth plan and (vi) on page 115, a description of the right of first refusal.

47.	With regard to the disclaimer appearing on page 63, we have the following comments:

Securities and Exchange Commission

January 18, 2006

•	Please tell us why it is appropriate to extend it to “covenants and other agreements.” This would appear to suggest that shareholders may not rely on the description of the merger agreement itself, as opposed to merely statements of fact contained in applicable representations and warranties.

The Registrant has revised the disclaimer on page 79 in response to the Staff’s comments, including by deleting the references to “covenants and other agreements” in the disclaimer.

•	Refer to your statement that certain “disclosure letters and schedules contain...potential additional non-public information.” If true, please disclose that it is your belief that all material information has been made public. Also, please confirm that you have filed as exhibits to this registration statement all schedules and disclosure letters related to agreements that do not qualify for treatment under Item 601(b)(2) of Regulation S-K. Finally, please provide us with a copy of all omitted schedules and disclosure letters.

The Registrant’s revised disclaimer states the Registrant’s belief that all material exceptions are disclosed in the proxy statement/prospectus. The Registrant believes it has filed all schedules and similar attachments related to the agreements that do not qualify for treatment under Item 601(b)(2) of Regulation S-K. Under separate cover, Latham & Watkins LLP, on behalf of the Registrant, has supplementally provided to the staff on a confidential basis copies of the schedules and exhibits to the master agreement, as well as the disclosure letters exchanged by the parties in connection with the execution of the master agreement.

•	Refer to your statement that certain “information...may have changed since the date of the master agreement.” Please be advised that you are responsible for considering whether additional specific disclosures regarding material contractual provisions are required to make the statements included in the prospectus/proxy statement not misleading.

The Registrant acknowledges it is responsible for considering whether additional specific disclosures are required to make the statements included in the proxy statement/prospectus not misleading. The Registrant states in its revised disclaimer that it has disclosed in the proxy statement/prospectus any specific facts that contradict the representations and warranties in the master agreement in any material respect.

•	Refer to your statement that certain representations and warranties contained in the master agreement “were used for the purpose of allocating risk...rather than establishing matters of fact.” Please revise to remove any implication that the agreements comprising this transaction do not constitute public disclosure under federal securities laws.

Securities and Exchange Commission

January 18, 2006

Although representations and warranties are often used to allocate risk, the Registrant has disclosed in the proxy statement/prospectus any specific facts that contradict the representations and warranties in the master agreement in any material respect. The Registrant has revised the disclaimer to reflect this.

Conditions to Completion of the Closing Transactions, page 69

48.	Please provide in one place a detailed schedule of the required shareholder, lender and bondholder consents and regulatory approvals that must be obtained prior to closing, including consents related to Sheraton and SLT Realty LP and, if applicable, the redemption of certain interests in Starwood Trust. In responding to this comment:

•	please make it clear which assets will remain subject to consent (or other contingencies) following your vote and describe any consents that have already been obtained by Starwood (such as the consent of Starwood Trust Class A shareholders and SLT Realty RP unit holders);

•	please explain why no consent appears to be required in connection with your acquisition of assets from SLC Operating LP; and

•	where relevant please explain the potential impact on the number of Starwood Trust Class B shares outstanding in the event that holders of Starwood Trust Class B preferred choose to convert their shares rather than accede to a cash redemption.

Securities and Exchange Commission

January 18, 2006

The Registrant has revised the disclosure on page 87. With respect to the consents of SLT Realty RP unit holders, please see the Registrant’s response to comment 24 above. In addition, no consent is required in connection with the Registrant’s acquisition of certain assets of SLC Operating Limited Partnership (“SLC Operating”) because the transfer can be effected by the general partner of SLC Operating without the consent of the limited partners of SLC Operating. Lastly, Starwood has not included additional disclosure regarding the potential impact of the conversion of the Class B Exchangeable Preferred Shares because Starwood does not believe such information is material. Starwood Trust intends to redeem all of the outstanding Class B Exchangeable Preferred Shares prior to the closing. For example, if the holders of outstanding Class B Exchangeable Preferred Shares as of December 31, 2005 converted their shares into paired shares prior to the redemption by Starwood Trust, only an additional 24,627 paired shares would be outstanding. In addition, the holders of outstanding Class B Exchangeable Preferred Shares have no right to elect cash: only the right to require Starwood Trust to elect whether to redeem such shares for cash or to convert them into paired shares.

Additional Conditions to the Obligations of Host..., page 70

49.	We note from page 71 that this transaction is contingent on, among other things, receipt by you of a favorable tax opinion regarding certain entities affiliated with Starwood Trust. Please make it clear that you would not waive this condition in the event that the tax considerations were to result in a material change in the nature of this transaction or undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material. Also, please note that because the tax opinion appears to be a waivable condition, the signed opinion must be filed prior to this registration statement going effective.

The Registrant confirms that, in the event such waiver would result in any material change in the nature of this transaction or the tax consequences, it will not waive this condition without first providing appropriate disclosure in the proxy statement/prospectus or a supplement thereto or, if after the stockholder meeting, recirculating and resoliciting. As requested by the Staff, because the tax opinion is a waivable condition, the Registrant will file the signed tax opinion prior to the registration statement going effective. The Registrant has not received a draft of this opinion from Starwood, but will supplementally provide the Staff with a copy once it is provided by Starwood.

Deferral of Hotels, page 80

Host’s Deferral Rights, page 80

50.	In the fourth bullet point on page 81, please disclose in more detail the deferral provision related to the cost of lease structures. Explain what these are and how indemnifications and the consents of “work councils” apply. Also, please disclose the percentage of EBITDA beyond which deferral would be justified.

The Registrant has revised the disclosure on page 98 to include the requested explanation.

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January 18, 2006

Indemnification Agreement, page 86

Retained and Assumed Liabilities, page 86

51.	Please explain in more detail the operation of the terms described in the second and fourth bullet points on this page, including what kind of purchase price adjustments would subject you to additional liability. Also, in the first two bullet points on page 87, please explain the associated liabilities in more detail.

The Registrant has expanded the discussion on pages 104 and 105 to clarify the meaning of the terms described in the second, fourth, sixth and seventh bullet points set forth in the list of retained liabilities.

Structure of Host Following the Transactions, page 90

52.	Please disclose the terms of the preferred stock in Sheraton that you intend to cause Sheraton to issue following the close of this transaction and identify to whom you intend Sheraton to issue it. Also, please tell us whether the issuance will be registered or what exemption Sheraton will rely on. Finally, in your chart, please clarify whether the preferred interest in the foreign currency REITs extends only to those REITs held by Sheraton as a result of the preferred interest in Sheraton.

The Registrant has revised the disclosure on page 109 to identify the terms of the preferred stock that the Registrant will cause SHC to issue following the transaction and to note that the offering will be made solely to accredited investors in reliance on the exemptions provided by Regulation D under the Securities Act. The Registrant has also disclosed the terms of the preferred stock that will be issued by certain subsidiary REITs of Host Marriott, L.P. and SHC identified as foreign currency REITs and noted that these offerings will also be made solely to accredited investors in reliance on the exemptions provided by Regulation D under the Securities Act. Finally, the Registrant has revised the chart on page 108 to clarify the ownership of the foreign currency REITs.

Structure of Starwood Prior to and Following..., page 93

53.	In the chart, please indicate that Starwood holds 100% of the equity interest in SHC and, if true, that Starwood holds 100% of the equity interest in the entities denoted as “various direct and indirect subsidiaries.” Also, please make clear, if true, that these direct and indirect subsidiaries include both the nine foreign and four domestic hotels that are not owned by Starwood Trust, SLT Realty or Sheraton.

The Registrant has revised the chart on page 111 to reflect that Starwood holds 100% of the equity interests in Sheraton Holding Corporation. Starwood has reported that it does not, in all cases, hold 100% equity interest in the entities denoted as “various direct and indirect subsidiaries.” Starwood has proposed changes to the chart to reflect that Starwood has various holdings in “controlled

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January 18, 2006

subsidiaries and other equity interests.” The nine foreign and four domestic hotels that are not directly owned by Starwood Trust, SLT Realty or Sheraton Holding Corporation will be acquired by Host through the acquisition of the equity interests in various Starwood controlled subsidiaries.

54.	Please reconcile the chart, which suggests that Starwood Trust has issued Class B preferred shares, with disclosure on page 123, which suggests that as of September 30, 2005 no such shares were outstanding.

The Registrant has revised the disclosure on page 169 to include the shares outstanding for Class B preferred shares as of September 30, 2005. In addition, and as further discussed in response to comment 48 above, Starwood Trust intends to redeem all Class B Exchangeable Preferred Shares for cash prior to closing.

Relationship of Host and Starwood Following the Transactions, page 95

55.	If relevant, please provide a summary of material agreements between you and Starwood prior to closing in the last three fiscal years as required by Item 6 of Form S-4.

The Registrant has only two contracts with Starwood or its affiliates. These are for the management of the 365-room Westin Buckhead hotel in Atlanta, Georgia and the 475-room Four Points Sheraton hotel in Denver, Colorado. The Registrant does not believe that these agreements are material or that a summary of such agreements is relevant under Item 6 of Form S-4.

Operating Agreements and License Agreements, page 95

56.	We have the following comments with regard to information presented in this section:

•	In the third bullet point on page 95, please describe the licensed property and the length of licenses with more specificity.

•	In the sixth bullet point on page 95, please describe the working capital requirements in more detail;

•	In the second bullet point on page 96, please describe the territory restrictions in more detail.

•	In the third bullet point on page 96, please describe the termination rights—ties to return on investment—in more detail. Also, where relevant, describe applicable early termination penalties in more detail.

The Registrant has revised the disclosure on pages 113 and 114 to include the descriptions requested by the Staff.

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January 18, 2006

57.	Please tell us whether the terms of your management contracts with Starwood are comparable to other similar established third party management contracts as described on page 10 of Host’s Form 10-K.

The Registrant believes that the combined terms of the agreements with Starwood are comparable to the established third party contracts described on page 10 of its Form 10-K. The agreements with Starwood are structured as an operating agreement and a license agreement as opposed to a single management agreement. The rights and obligations of the parties are, however, similar to the rights in the Registrant’s existing contracts.

FF&E and Capital Expenditures, page 96

58.	Please provide us with a detailed description for how you account for the periodic contributions of 5% of gross operating revenue made to the furniture, fixtures & equipment reserve fund and clarify to us the basis for that accounting treatment.

With respect to the majority of the Starwood hotels to be acquired in the transaction, no contributions will be made to a furniture, fixtures and equipment reserve fund. With respect to hotels to be acquired with third party secured debt, the monthly FF&E contributions will be deposited into escrow accounts held by the lender. As these amounts will be under the control of the lender, they will be included in restricted cash. With respect to the remaining hotels to be acquired, the monthly FF&E contributions will be deposited into escrow funds and included as “furniture, fixtures and equipment reserve fund” on the Registrant’s consolidated balance sheet. The Registrant believes that the accounting treatment described above is consistent with industry practice and generally accepted accounting principles.

Termination on Sale, page 97

59.	Please indicate which hotels are subject to provisions described in this section as well as the circumstances that could trigger these rights.

The Registrant has revised the disclosure on page 115.

Host Marriott Corporation Notes to the Unaudited Pro Forma Statements of Operations, page 111

Note B, page 111

60.	Disclose the dollar amount of financing costs incurred and to be incurred related to your bridge loan facility, how the amount of financing costs was determined, the expected term of the bridge loan facility, and the period over which the financing costs will be amortized, which presumably is the expected term of the bridge loan. Refer to SAB Topic 2A (6).

Securities and Exchange Commission

January 18, 2006

The disclosure has been revised on page 157 to specifically identify the amount of financing costs incurred and estimated to be incurred with the bridge loan facility. These costs have been estimated based on the assumed draw on the facility and the applicable interest rate (which varies based upon the amount of the draw) and have been amortized over the initial term of the facility (not including extensions), or one year. The treatment is consistent with SAB Topic 2A (6).

Acquired Business Note 2 – Significant Accounting Policies, page F-5

Inventories, page F-5

61.	We note your policy of amortizing certain purchased inventory items to 50% of their cost over 36 months. Please clarify to us the basis in GAAP for this treatment. Additionally, please tell us whether Host Marriott currently follows the same policy. If not, tell us what consideration you gave to including a pro forma adjustment to conform accounting policies.

Response from Starwood

Starwood has conformed its accounting policy for purchased inventory with the Ninth Revised Edition of the Uniform System of Accounting for the Lodging Industry (USAL). Part I, Section 1 on the Balance Sheet notes that the preferred accounting treatment for china, glassware, silver, linen and uniforms (or operating supplies) requires capitalization of the initial base cost of these items. Further, the USAL states that the capitalized cost is then depreciated over a period not to exceed 36 months and replacements are expensed when placed in service.

According to the Financial Accounting Standards Board’s (FASB) Current Text, Balance Sheet Classification: Current Assets and Current Liabilities – Section B05, paragraph .105, current assets include inventories of merchandise, raw materials, goods in process, finished goods, operating supplies and ordinary maintenance material and parts. The inventory items noted in Starwood’s significant accounting policies are considered operating supplies and therefore classified in inventory.

Starwood believes that Starwood’s policy approximates the on hand inventory levels at its hotels, reflecting the usage and replacement activity. Moreover, on an annual basis Starwood conducts a physical inventory of these items and makes any necessary adjustments. Additionally, Starwood believes that the relatively small balance for these inventory items is insignificant to its financial statements taken as a whole.

Response from the Registrant

Securities and Exchange Commission

January 18, 2006

The Registrant’s inventory policy differs slightly from Starwood’s inventory policy. Similar to Starwood’s inventory policy, the Registrant capitalizes certain inventory (such as china, glass, silver, linen) at the time of a hotel opening, or when significant inventory is purchased (in conjunction with a major rooms renovation or when the number of rooms or meeting space at a hotel is expanded). These amounts are then fully amortized over the estimated useful life of three years. Subsequent replacement purchases are expensed when opened and placed in service. Food and beverage inventory items are recorded at the lower of FIFO cost or market and expensed as utilized.

The Registrant believes that, as part of the allocation of the purchase price, minimal value will be attributed to the remaining portion of the inventory at the acquired hotels that Starwood had not amortized. Based on the estimated value of the inventory, the Registrant believes that any adjustment to the amortization in the pro forma financial statements would be immaterial (the amount of amortization expense in the Acquired Businesses financial statements was approximately $1.3 million for fiscal year 2004 and $350,000 for year-to-date 2005).

Note 11 – Commitments and Contingencies, page F-10

62.	Please tell us what consideration you gave to providing more detailed disclosure about legal matters and accruals recorded related to these legal matters.

Starwood reviewed the legal matters associated with the acquired business in order to determine if they were probable and estimable and recorded any liabilities that met these criteria in the financial statements. None of the legal matters were believed to be material and, therefore, were not deemed to require separate disclosure.

Where You Can Find More Information, page 142

63.	Please update the list of filings incorporated by reference to reflect any recent filings and your Form 8-K dated October 7, 2005.

The Registrant updated its lists of filings incorporated by reference to reflect any filings since December 9, 2005, the filing date of the initial S-4. None of the Registrant, Starwood or Starwood Trust filed a Form 8-K on October 7, 2005 and so we would respectfully request further clarification from the Staff on this item.

Part II

Undertakings, page II-2

64.	Please revise to include the new undertakings required as of December 1, 2005.

The Registrant has revised its undertakings to include those required as of December 1, 2005.

Securities and Exchange Commission

January 18, 2006

Annex D

65.	We note the limitation on reliance by shareholders contained in the second to last paragraph of the fairness opinions provided by your financial advisors. Because they are inconsistent with the disclosures relating to the opinion, the limitations should be deleted. Alternatively, disclose the basis for the advisors’ belief that shareholders cannot rely upon their opinions to support any claims against the advisors arising under applicable state law (e.g., the inclusion of express disclaimers in the advisors’ engagement letters). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the advisors would have no effect on the rights and responsibilities of either the advisors or the board of directors under the federal securities laws.

With respect to the Staff’s comment regarding Annex D, we note that the second to last paragraph of the Goldman Sachs fairness opinion does not contain a limitation on reliance by shareholders. We assume that the Staff intended this comment to address the language in the Bear Stearns fairness opinion (contained in Annex E) that states: “It is understood that this letter is intended solely for the benefit and use of the Board of Directors of Starwood Corporation and the Board of Trustees of Starwood REIT...”

Starwood recognizes the Staff’s position with respect to disclaimers by financial advisors in connection with delivery of their fairness opinions. In Section II.D.1 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects” Bulletin dated November 14, 2000” (the “Bulletin”), the Staff objects to disclaimers made by or on behalf of financial advisors regarding shareholders’ right to rely on a fairness opinion that the financial advisor has furnished to a company or its board by using disclosure language such as “this opinion is solely for the benefit of the board of directors”.

However, as the first sentence of Section II.D.1 of the Bulletin clearly explains, the Staff’s concern relates to circumstances where such disclaimers are made in connection with boards of directors of companies “soliciting shareholder voting and/or investment decisions.” In this instance, Starwood is not seeking the vote of its shareholders nor are its public shareholders making an investment decision. While Starwood, the recipient of the opinion, approved the transaction as sole holder of Starwood Trust’s voting shares, no action by the public shareholders of Starwood or Starwood Trust is required in connection with the proposed transaction (it is the Host shareholders who must vote to approve the issuance of Host common stock). Accordingly, the concerns addressed by the Staff in the Bulletin are not applicable to the fairness

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January 18, 2006

opinion of Starwood’s financial advisor, and Starwood does not believe that the opinion needs to be revised.

Exhibits

66.	Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

In response to this comment, the Registrant has (1) inserted as page B-I of the proxy statement/prospectus a list briefly identifying the contents of the omitted schedules for the indemnification agreement and (2) inserted as page C-I of the proxy statement/prospectus a list briefly identifying the contents of omitted schedules for the tax sharing and indemnification agreement. The Registrant respectfully notes that its agreement to provide omitted schedules and exhibits is already included in the exhibit index, and that a list briefly identifying the contents of omitted schedules and exhibits to the master agreement has been included in the proxy statement/prospectus on pages A-vi and A-vii of the document.

67.	With regard to your legal opinion, please note that counsel cannot assume that the officers signing the certificates have the legal authority to do so. This is a conclusion of law which is a necessary requirement of the ultimate legality opinion. Please revise the first and third assumptions accordingly. Also, please note that it is not appropriate for counsel to assume that the registrant has sufficient authorized shares to undertake the proposed transaction. Please omit the fifth assumption.

The Registrant is filing a revised legal opinion as Exhibit 5.1 to the amended S-4. The fifth assumption of the opinion regarding the number of authorized shares of Registrant has been deleted from the revised opinion. With respect to the first assumption, the Registrant respectfully submits that it goes to the issue of legal competence, not authority, and therefore is a customary assumption for legal opinions delivered in connection with transactions of this type. With respect to the third assumption, the Registrant notes that it covers each of the parties “other than the Registrant” and therefore makes no assumption as to legal authority with respect to the Registrant. Accordingly, the revised legal opinion continues to be based upon these two assumptions.

68.	Please file the Goldman Sachs and Deutsche Bank commitment letters and term sheets as exhibits to this registration statement.

The Registrant respectfully submits that filing of the commitment letters and term sheets is neither required nor customary practice. Accordingly, the Registrant has

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not filed these documents as exhibits. As applicable, the Registrant will file definitive material agreements with the SEC once executed.

69.	We note that the consents filed by both Goldman Sachs and Bear Stearns are expressly limited to the discussion and inclusion of their fairness opinions in the initial version of your registration statement. Since it appears that you must amend your registration statement—including the disclosure related to these fairness opinions—please file revised consents with your next amendment.

The Registrant has filed updated Goldman Sachs and Bear Stearns consents as exhibits to the amended S-4.

70.	Please provide drafts of your tax opinions with your first amendment. We must review these prior to clearing the filing.

The Registrant has filed drafts of the tax opinions as exhibits to the amended S-4.

Host Marriott Corporation Form 8-K dated December 9, 2005

Risk Factors

71.	Please amend your Form 8-K or revise your Form S-4 as necessary to comply with the following comments.

The Registrant has revised the Form S-4. As previously noted, the Registrant will file an amended 8-K promptly upon the effectiveness of the S-4.

72.	Please update each of the risk factors listed below to reflect additional risk as a result of the proposed transaction, but only to the extent material:

•	“Our ability to pay dividends may be limited...;”

•	“Our ability to pay dividends on our common...;”

•	“Foreclosure on our mortgage debt...;” and

•	“Our mortgage debt contains provisions...”

The Registrant has revised three of the risk factors listed by the Staff to reflect additional information related to the proposed transaction (see pages 28 – 29 of the Form S-4). This additional information does not materially affect the risks as previously presented, but it does more accurately reflect the nature of risks after the proposed transaction. However, the Registrant has not revised the risk factor entitled “Our ability to pay dividends on our common stock may also be limited or prohibited by the terms of our preferred stock and Convertible Subordinated Debentures” because the proposed transaction does not affect this risk.

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January 18, 2006

The terms of our debt place restrictions on us...

73.	Please revise to describe these restrictions in more detail.

The Registrant has revised the risk factor to describe in further detail the restrictions that its debt places on it. The Registrant has also added a cross reference to its Form 10-K for the fiscal year ended December 31, 2004 for a more fulsome discussion of the covenants and restrictions imposed by the terms of its debt (see page 27 of the Form S-4).

Litigation judgments or settlements….

74.	Please revise to remove mitigating language regarding your belief in the merit of the lawsuits against you. Stating that the lawsuits are without merit is a legal conclusion that the company is not qualified to make. Discuss any particular suits that may have the potential for material damages.

The Registrant has revised the risk factor relating to litigation judgments or settlements to remove mitigating language regarding its belief in the merit of the lawsuits against it (see page 31 of the Form S-4). None of the current legal proceedings seek relief that, if granted, would have a material effect on the Registrant’s financial condition or results of operations.

Host Marriott Corporation Form 10-K for the Period Ending December 31, 2004

Items 1 & 2 Business and Properties, page 1

Legal Proceedings, page 14

75.	In future filings, please refrain from expressing your belief regarding the relative merit of lawsuits against you. This is a legal conclusion that you are not qualified to make. If the statements are based on advice from counsel, please identify counsel and file a consent from counsel.

In future filings, the Registrant will refrain from expressing its beliefs regarding the relative merit of lawsuits against it, or to the extent it does express such beliefs based on the advice of counsel, it will identify such counsel and file the requisite consent.

Consolidated Statements of Operations, page 80

76.	Please tell us what consideration you gave to classifying net gains on property transactions as discontinued operations. Refer to paragraph 47(b) of SFAS 144 and EITF 03-13.

The net gains on property transactions on the statement of operations consist of transactions outside the scope of SFAS 144 as follows:

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January 18, 2006

•	During 1995 and 1996, the Registrant entered into a series of sale/leaseback transactions for the sale of 54 Courtyard by Marriott hotels and 18 Residence Inn hotels. The Registrant recorded a deferred gain on the sales because of the Registrant’s continuing interest in the properties, which we are amortizing over the initial term of the lease. This amortization results in the recognition of approximately $4 million of gain annually. As the sale of real estate occurred in fiscal years beginning before December 15, 2001, the Registrant did not classify the gain as discontinued operations in accordance with paragraph 49 of SFAS 144.

•	During 1994, the Registrant sold a portfolio of 26 Fairfield Inn properties for which it received cash and a note receivable. The amount of the gain on the sale related to the note receivable was deferred based on the cost recovery method as the initial investment test under SFAS 66 was not met. Subsequently, the Registrant recorded a loss on the note due to a decline in the operations of the hotels. During 2004, the owner filed for bankruptcy and several properties were sold. The Registrant recognized the previously deferred gain of approximately $12 million based on the amount of the proceeds received. As the sale of real estate occurred in fiscal years beginning before December 15, 2001, the Registrant did not classify the gain as discontinued operations in accordance with paragraph 49 of SFAS 144.

Notes to Consolidated Financial Statements, pages 84 – 110

Note 1. Summary of Significant Accounting Policies, pages 84 – 89

Property and Equipment, pages 85 – 86

77.	Please clarify to us how your policy of classifying a property as held for sale when a binding agreement has been signed and the buyer has committed a significant amount of non-refundable cash is consistent with the classification criteria included in paragraph 30 of SFAS 144.

The Registrant’s policy for the classification of a hotel as held-for-sale is intended to ensure that the sale of the asset is probable, will be completed within one year and that actions required to complete the sale are unlikely to change or that the planned sale will be withdrawn. This policy is consistent with the Registrant’s

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experience with real estate transactions under which the timing and final terms of a sale are frequently not known until purchase agreements are executed, the buyer has a significant deposit at risk and no financing contingencies exist which could prevent the transaction from being completed in a timely manner. The Registrant believes these requirements are necessary to satisfy the probability criteria in paragraph 30(d) of SFAS 144.

Starwood Hotels & Resorts Form 10-K for the Period Ending December 31, 2004

Consolidated Statements of Cash Flows, page F-7

78.	Note that paragraph 28 of SFAS 95 indicates that cash flows from operating activities should be reconciled to net income as opposed to net income from continuing operations. In future filings, revise your presentation to include the cash flows from operating, investing and financing activities from discontinued operations within the appropriate classifications within the statement.

Starwood has confirmed that it will revise in future filings.

Note 2 – Significant Accounting Policies, pages F-11 – F-20

Assets Held for Sale, page F-12

79.	Please clarify to us how your policy of classifying a property as held for sale when a signed sales contract and a non-refundable deposit exists is consistent with the classification criteria included in paragraph 30 of SFAS 144.

Starwood is presented with opportunities from time to time to dispose of owned hotel properties that do not meet Starwood’s strategic criteria. Starwood believes that criteria (a), (b), (c) and (e) of paragraph 30 of SFAS 144 are met when management approves and commits to a formal plan to actively market a property for sale. Starwood does not believe, however, that criteria (d) (“The sale of the asset (disposal group) is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year, except as permitted by paragraph 31”) or (f) (“Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn”) are met until a sales contract has been signed and a non-refundable deposit made by the purchaser. Until those two events occur, it is not “probable” that the sale will occur as it is easy and common for a buyer to withdraw from the deal if there is not a signed contract with a non-refundable deposit.

Property, Plant and Equipment, page F-13

80.	Clarify to us and disclose in future filings the nature of the continuing involvement you have with disposed properties and how you apply the guidance of EITF 03-13 in

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determining whether your continued involvement precludes classification of dispositions as discontinued operations under paragraph 42 of SFAS 144.

As noted in Starwood’s 10-K, note 2 on page F-12, Starwood’s Assets Held for Sale policy, Starwood considers its long-term management contracts to constitute significant continuing involvement. EITF 03-13 notes that significant continuing involvement is evidenced by a contract in which the ongoing entity has the ability to exert significant influence over the disposed component’s operating and financial policies. When Starwood manages a hotel it typically employs the General Manager and the hotel Controller as well as employees in other key positions. Starwood personnel manage the hotel, making many of the day-to-day operating decisions. Starwood receives a management fee for these services as well as, in many cases, an incentive management fee that is usually earned based on the profitability of the hotel. Starwood respectfully notes for the Staff that this response is consistent with its response to Comment 3 of its January 6, 2005 response letter to Cicely Luckey of the Division of Corporation Finance of the SEC.

Note 4. Gain (Loss) on Asset Disposition & Impairments, Net, page F-21

81.	We note that you recorded a net loss of $33 million primarily related to the sales of two hotels. Please clarify to us why this loss was not reported as discontinued operations, when you classified the assets as held for sale and what consideration you gave to recognizing an impairment charge prior to sale.

As discussed in Note 4 on page F-21 of Starwood’s Form 10-K, the $33 million net loss primarily related to the sale of the two hotels (gain of $13 million), the impairment of one hotel sold in January 2005 (loss of $17 million) and three investments deemed to be impaired in 2004 (loss of $22 million). Additionally there was $7 million of various other losses that were individually insignificant and not discussed separately in the footnote. This net loss was not reported in discontinued operations because the various components of the net loss did not qualify for discontinued operations treatment under either SFAS 144 paragraph 41 or paragraph 42. The impairment charge for the hotel sold in January 2005 was recorded prior to the sale because the criteria in paragraph 30 of SFAS 144 (discussed in comment 79 above) were met in 2004.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-2277.

Securities and Exchange Commission

January 18, 2006

Very truly yours,

/s/    Scott C. Herlihy

Scott C. Herlihy

cc:	Elizabeth A. Abdoo, Esq.

Michael Gordon, Esq.

TAB 1

Lodging Comps	HMT Post Merger	MAR	HOT Post Merger	HLT	HPT	FCH	MHX	SHO	SLH
Share Price	17.00	63.75	60.02	21.55	40.14	16.43	9.55	25.5	17.76
Common Shares (1) (2)	373.0	208.4	217.7	381.5	71.9	60.181	87.5	47.9	43.9
Market Cap	6,341	13,284	13,065	8,220	2,887	989	836	1,221	779
Debt (3)	5,506	1,817	4,442	3,647	243	1,709	1,614	1,020	654
Preferred Equity (4)	241	—	—	—	—	419	—	220	98
less: (Cash) (5)	(402)	(161)	(909)	(303)	(19)	(171)	(35)	(146)	(64)

Net Debt	5,345	1,656	3,533	3,344	223	1,956	1,579	1,095	688
TEV	11,686	14,940	16,598	11,564	3,110	2,945	2,414	2,316	1,467
Pro Forma Adjustment (6)	4,037	—	(4,037)	—	—	—	—	—	—

Adj. TEV	15,723	14,940	12,561	11,564	3,110	2,945	2,414	2,316	1,467

TOP REITS	SPG	GGP	EOP	EQR	VNO	HMT Post Merger	ASN	BXP	BPO
Share Price	74.7	43.02	30.45	39.91	82.66	17.00	41.65	73.23	29.41
Common Shares (1) (2)	224.6	238.8	406.2	288.2	140.4	373.0	212.0	112.5	231.7
Market Cap	16,780	10,271	12,368	11,501	11,602	6,341	8,829	8,239	6,813
Debt (3)	14,330	20,517	11,596	6,768	5,716	5,506	4,884	4,922	4,731
Preferred Equity (4)	1,078	—	512	505	836	241	50	—	376
less: (Cash) (5)	(423)	(21)	(512)	(307)	(394)	(402)	(13)	(451)	(164)

Net Debt	14,986	20,496	11,596	6,965	6,157	5,345	4,921	4,471	4,943
TEV	31,765	30,768	23,964	18,466	17,759	11,686	13,751	12,710	11,756
Pro Forma Adjustment (6)	—	—	—	—	—	4,037	—	—	—

Adj. TEV	31,765	30,768	23,964	18,466	17,759	15,723	13,751	12,710	11,756

(1)	Current shares outstanding according to DES page in Bloomberg
(2)	HMT current schares equals outstanding common shares plus approx. 20 million OP Units, each of which is exchangeable for one share of common stock
(3)	Debt balances as of Q3 2005
(4)	Preferred Equity balances as of Q3 2005
(5)	Cash balances as of Q3 2005
(6)	Based on Gross Asset Value of assets being purchased

Lodging Comps As of 12/9/05	HMT Post Merger	MAR	HOT Post Merger	HLT	HPT	FCH	MHX	SHO	SLH
Share Price	18.51	67.69	64.27	22.78	41.06	17.34	9.41	26.68	20.19
Common Shares (1)	373.0	208.4	217.7	381.5	71.9	60.181	87.5	47.9	43.9
Market Cap	6,904	14,105	13,991	8,689	2,953	1,044	823	1,278	886
Debt (2)	5,011	1,817	4,442	3,647	243	1,709	1,614	1,020	654
Preferred Equity (3)	725	—	—	—	—	419	—	220	98
less: (Cash) (4)	(400)	(161)	(909)	(303)	(19)	(171)	(35)	(146)	(64)

Net Debt	5,336	1,656	3,533	3,344	223	1,956	1,579	1,095	688
TEV	12,241	15,761	17,524	12,033	3,176	3,000	2,402	2,373	1,574
Pro Forma Adjustment (5)	4,000	—	(4,000)	—	—	—	—	—	—

Adj. TEV	16,241	15,761	13,524	12,033	3,176	3,000	2,402	2,373	1,574

TOP REITS As of 12/9/05	SPG	GGP	EOP	EQR	VNO	HMT Post Merger	ASN	BXP	BPO
Share Price	77.95	46.15	31.18	40.5	84.69	18.51	42.29	74.77	29.87
Common Shares (1)	224.6	238.8	406.2	288.2	140.4	373.0	212.0	112.5	231.7
Market Cap	17,510	11,018	12,664	11,671	11,887	6,904	8,965	8,412	6,920
Debt (2)	14,330	20,517	11,596	6,768	5,716	5,011	4,884	4,922	4,731
Preferred Equity (3)	1,078	—	512	505	836	725	50	—	376
less: (Cash) (4)	(423)	(21)	(512)	(307)	(394)	(400)	(13)	(451)	(164)

Net Debt	14,986	20,496	11,596	6,965	6,157	5,336	4,921	4,471	4,943
TEV	32,495	31,515	24,260	18,636	18,044	12,241	13,886	12,884	11,863
Pro Forma Adjustment (5)	—	—	—	—	—	4,000	—	—	—

Adj. TEV	32,495	31,515	24,260	18,636	18,044	16,241	13,886	12,884	11,863

(1)	Current shares according to DES page in Bloomberg
(2)	Debt balances as of Q3 2005
(3)	Preferred Equity balances as of Q3 2005
(4)	Cash balances as of Q3 2005
(5)	Based on Gross Asset Value of assets being purchased